SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024 (Report No. 1)

Commission File Number: 0-27466

NICE LTD.
(Translation of Registrant’s Name into English)

13 Zarchin Street, P.O. Box 690, Ra’anana, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	Creand Crèdit Andorrà Selects NICE Actimize to Modernize and Expand its Global Anti-Money Laundering Strategy, dated December 2, 2024
99.2	Great Southern Bank Reduced Customer Wait Times With NICE CXone Mpower, dated December 03, 2024
99.3	NICE Reports 80% YOY Increase in Digital Interactions for Retailers Over Black Friday and Cyber Monday Shopping Weekend, dated December 4, 2024
99.4	NICE Releases Environmental, Social and Governance (ESG) Report, Showcasing Power of Automation in Driving Exceptional Experiences, dated December 4, 2024
99.5	Travel + Leisure Co. Optimizes Vacation Ownership CX with NICE CXone Mpower, dated December 05, 2024
99.6	Prosper Creates Exceptional CX with Industry-Leading NICE CXone Mpower, dated December 09, 2024
99.7	Fulton Bank Revolutionizes Financial Services Interactions with NICE CXone Mpower Copilot and Autopilot, dated December 11, 2024
99.8	Monterey County District Attorney's Office Selects NICE Justice AI-powered Digital Evidence Management, dated December 12, 2024
99.9	Illinois’ McHenry County State’s Attorney’s Office Embraces Digital Transformation with NICE Justice AI-Powered Evidence Management, dated December 12, 2024
99.10	Calcasieu Parish District Attorney’s Office Selects NICE Justice to Safeguard and Streamline Digital Evidence Management, dated December 12, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD.

Name:	/s/ Tali Mirsky
Title:	Corporate VP, General Counsel and Corporate Secretary

Dated: January 8, 2025

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	Creand Crèdit Andorrà Selects NICE Actimize to Modernize and Expand its Global Anti-Money Laundering Strategy, dated December 2, 2024
99.2	Great Southern Bank Reduced Customer Wait Times With NICE CXone Mpower, dated December 03, 2024
99.3	NICE Reports 80% YOY Increase in Digital Interactions for Retailers Over Black Friday and Cyber Monday Shopping Weekend, dated December 4, 2024
99.4	NICE Releases Environmental, Social and Governance (ESG) Report, Showcasing Power of Automation in Driving Exceptional Experiences, dated December 4, 2024
99.5	Travel + Leisure Co. Optimizes Vacation Ownership CX with NICE CXone Mpower, dated December 05, 2024
99.6	Prosper Creates Exceptional CX with Industry-Leading NICE CXone Mpower, dated December 09, 2024
99.7	Fulton Bank Revolutionizes Financial Services Interactions with NICE CXone Mpower Copilot and Autopilot, dated December 11, 2024
99.8	Monterey County District Attorney's Office Selects NICE Justice AI-powered Digital Evidence Management, dated December 12, 2024
99.9	Illinois’ McHenry County State’s Attorney’s Office Embraces Digital Transformation with NICE Justice AI-Powered Evidence Management, dated December 12, 2024
99.10	Calcasieu Parish District Attorney’s Office Selects NICE Justice to Safeguard and Streamline Digital Evidence Management, dated December 12, 2024